Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Global Blue Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), and the related Letters of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is being made to all holders of Global Blue Shares. Purchaser (as defined below) is not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If Purchaser becomes aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to U.S. state statute, it will make a good faith effort to comply with any such law. If, after such good faith effort, it cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Global Blue Shares in such state. In those jurisdictions, if any, where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding (i) Registered Ordinary Shares, (ii) Registered Series A Convertible Preferred Shares and

(iii) Registered Series B Convertible Preferred Shares

of

Global Blue Group Holding AG

at

(i) $7.50 Per Registered Ordinary Share, (ii) $10.00 Per Registered Series A Convertible Preferred Share and (iii) $11.81 per Registered Series B Convertible Preferred Share in cash, without interest and pursuant to the terms of the Offer

Pursuant to the Offer to Purchase, dated March 21, 2025

by

GT Holding 1 GmbH, a wholly owned indirect subsidiary of

SHIFT4 PAYMENTS, INC.

GT Holding 1 GmbH, a Swiss limited liability company (“Purchaser”) and an indirect wholly owned subsidiary of Shift4 Payments, Inc., a Delaware corporation (“Shift4”), is offering to purchase all of the outstanding (i) registered ordinary shares, nominal value of CHF 0.01 per share, of Global Blue Group Holding AG (“Global Blue”), a stock corporation incorporated under the laws of Switzerland (the “Global Blue Common Shares”), at a price per share equal to $7.50 (the “Common Shares Consideration”), (ii) registered series A convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue (the “Global Blue Series A Shares”), at a price per share equal to $10.00 (the “Series A Shares Consideration”), and (iii) registered series B convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue (the “Global Blue Series B Shares”, and together with the Global Blue Common Shares and the Global Blue Series A Shares, the “Global Blue Shares”), at a price per share equal to $11.81 (the “Series B Shares Consideration”, and together with the Common Shares Consideration and the Series A Shares Consideration, the “Offer Consideration”), net to the shareholders of Global Blue in cash, without interest and pursuant to the terms and conditions set forth in the offer to purchase, dated as of March 21, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”) and the related letter of transmittal applicable to the Global Blue Common Shares (the “Common Shares Letter of Transmittal”), the related letter of transmittal applicable to the Global Blue Series A Shares (the “Series A Shares Letter of Transmittal”) and the related letter of transmittal applicable to the Global Blue Series B Shares (the “Series B Shares Letter of Transmittal together, in each case, with any amendments or supplements thereto, the “Letters of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME,

ON APRIL 17, 2025

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Tendering shareholders who are record owners of the Global Blue Shares and who tender directly to Equiniti Trust Company, LLC, the depositary agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions pursuant to the Offer. Shareholders who hold their Global Blue Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with their broker, dealer, commercial bank, trust company or other nominee to determine if they will be charged any service fees or commissions.

The Offer is being made pursuant to the Transaction Agreement, dated as of February 16, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and between Shift4, Global Blue, and from and after its execution and delivery of a joinder thereto on February 25, 2025, Purchaser.

Pursuant to the Transaction Agreement, the obligation of the Purchaser (and Shift4’s obligation to cause Purchaser) to accept for payment and pay for any Global Blue Shares validly tendered pursuant to the Offer is subject to customary conditions set forth in the Transaction Agreement, including: (i) that prior to the expiration of the Offer, there shall have been validly tendered and not properly withdrawn a number of Global Blue Shares that, together with the Global Blue Shares, if any, then owned by Shift4 or Purchaser, represent at least 90% of all of the Global Blue Shares outstanding as of the Acceptance Time (excluding any Global Blue Shares held, directly or indirectly, by Global Blue) (the “Minimum Condition”); (ii) that prior to the expiration of the Offer, no governmental entity of competent jurisdiction in certain applicable jurisdictions has enacted or promulgated any law or order (whether temporary, preliminary or permanent) to prohibit, restrain, enjoin or make illegal the consummation of the Offer that remains then in effect (the “Absence of Legal Constraint Condition”); (iii) that prior to the expiration of the Offer, each Required Approval (as defined in the Transaction Agreement) has been (A) obtained, received or deemed to have been received or (B) in the case of any applicable waiting period, such waiting period has terminated or expired, in each case, either unconditionally or subject only to conditions the satisfaction of which would not have a Burdensome Effect (as defined in the Transaction Agreement) (the “Regulatory Condition”); (iv) that the Transaction Agreement has not been terminated in accordance with its terms (the “Termination Condition”); (v) prior to the expiration of the Offer, Global Blue has received the Required SFTA Tax Ruling (as defined in the Transaction Agreement)and (vi) those certain other conditions set forth in the Transaction Agreement (collectively, the “Offer Conditions”). The Offer is not subject to Purchaser receiving financing or any other financing condition. The “Acceptance Time” is the date and time of the acceptance for payment for all Global Blue Shares validly tendered and not properly withdrawn pursuant to the Offer, subject to the terms and conditions of the Transaction Agreement, including the satisfaction or waiver of all of the Offer Conditions.

The Transaction Agreement is more fully described in the Offer to Purchase.

The Offer will expire at one minute after 11:59 p.m. New York City Time on April 17, 2025, which is the date that is 20 business days after the commencement of the Offer (the “Expiration Time”), unless the Offer has been extended or earlier terminated pursuant to and in accordance with the terms of the Transaction Agreement (in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended, will expire).

THE BOARD OF DIRECTORS OF GLOBAL BLUE UNANIMOUSLY RECOMMENDS THAT GLOBAL BLUE SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES INTO THE OFFER.

On February 16, 2025, the Global Blue board unanimously (by way of two separate resolutions, with the second vote excluding the interested directors who are either themselves holders of, or representatives of holders of, Global Blue Series A Shares or Global Blue Series B Shares) (a) determined that Transaction Agreement is in the best interest of, and fair to, Global Blue and its shareholders and declared that it is advisable for Global Blue to enter into the Transaction Agreement and to effect the transactions contemplated thereby, including the Board Modification, and authorized and approved the entry into, and adopted, the Transaction Agreement; (b) duly authorized and approved the Offer and the other transactions contemplated by the Transaction Agreement; and (c) recommended that the holders of Global Blue Shares accept the Offer and tender their Global Blue Shares in the Offer.

The Transaction Agreement provides, among other things, that following the completion of the Offer and provided that at such time Purchaser directly or indirectly has acquired or controls at least 90% of the then outstanding Global Blue Shares (excluding Global Blue Shares held, directly or indirectly, by Global Blue or held in Global Blue’s treasury), each of Shift4, Purchaser and Global Blue intend that, in accordance with the laws of Switzerland and a merger agreement to be entered into between Purchaser and Global Blue, Purchaser and Global Blue will consummate a statutory squeeze-out merger pursuant to which Global Blue will be merged with and into Purchaser, Purchaser will continue as the surviving entity of the Merger, and each Global Blue Share (other than any Global Blue Shares directly or indirectly owned by Shift4 or Purchaser) that is not validly tendered and accepted pursuant to the Offer will thereupon be cancelled and converted into the right to receive the Offer Consideration (as applicable) and each Global Blue Share directly or indirectly owned by Shift4 or Purchaser will thereupon be deemed cancelled without any conversion thereof (the “Merger”).

In the event that Shift4 and Purchaser, with the consent of Global Blue, waive the Minimum Condition and the Acceptance Time occurs and the number of Global Blue Shares validly tendered (and not validly withdrawn) pursuant to the Offer, together with any Global Blue Shares then directly or indirectly owned by Shift4 or Purchaser, represents less than 90% of the then outstanding Global Blue Shares (excluding Global Blue Shares held, directly or indirectly by Global Blue), Shift4 may not be able to complete the Merger in a timely manner, or at all, and acquire 100% of all outstanding Global Blue Shares. Accordingly, non-tendering shareholders of Global Blue may not receive any consideration for such Global Blue Shares, and the liquidity and value of any Global Shares that remain outstanding could be negatively affected. Following the completion of the Offer, until the Merger is consummated (if at all), any remaining, non-tendering shareholder of Global Blue are expected to be a minority shareholder of Global Blue with a limited ability, if any, to influence the outcome on any matters that are or may be subject to shareholder approval, including the election of directors, the issuance of shares or other equity securities, the payment of dividends and the acquisition or disposition of substantial assets. In addition, following the completion of the Offer and at the effective time of the Merger, to the extent permitted under applicable law and stock exchange regulations, Shift4 intends to delist the Global Blue Shares from NYSE. Following delisting of the Shares from NYSE and provided that the criteria for deregistration are met, Shift4 intends to cause Purchaser (as the surviving company in the Merger) to make a filing with the United States Securities and Exchange Commission (“SEC”) requesting that Global Blue’s reporting obligations under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) be terminated. Deregistration would substantially reduce the information required to be furnished by Global Blue to its shareholders and to the SEC and would make certain provisions of the Exchange Act and of the Swiss Code of Obligations no longer applicable to Global Blue. In addition, the amount of publicly held Global Blue Shares may be so few that there may no longer be an active trading market for Global Blue Shares. The absence of an active trading market, and corresponding lack of analyst coverage, could reduce the liquidity and, consequently, the market value of your Global Blue Shares.

In no event will Purchaser be required to extend the Offer beyond the earlier to occur of (i) the valid termination of the Transaction Agreement pursuant to its terms, and (ii) on the first date immediately following September 30, 2025 (the “End Date”), subject to extension through February 16, 2026 by Shift4 or Global Blue upon written notice in the event that certain Offer Conditions remain unsatisfied as of September 30, 2025. The obligation to extend the Offer is further limited as described in the Offer to Purchase. For purpose of the Offer, as provided under the Exchange Act, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

The Transaction Agreement contains provisions that govern the circumstances in which Purchaser must or is permitted or required to extend the Offer. The Transaction Agreement provides that: (i) Purchaser will (and Shift4 will cause Purchaser to) extend the Offer for successive periods of ten (10) business days per extension (or such other number of business days as Shift4, Purchaser and Global Blue agree in writing), only if, as of the then-scheduled Expiration Time, any Offer Condition has not been satisfied or waived, to permit such Offer Condition to be satisfied; (ii) Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or the rules of the NYSE applicable to the Offer or applicable law; (iii) the Expiration Time will be extended if, at the then-scheduled expiration time of the Offer, Global Blue brings or shall have brought any proceeding in accordance with the terms of the Transaction Agreement to specifically enforce the performance of the terms and provisions thereof by Purchaser or Shift4, (x) for the period during which such proceedings are pending or (y) by such other time period established by the court presiding over such proceedings, as the case may be; and (iv) the End Date will be automatically extended, if as of the End Date, Shift4, Purchaser or Global Blue brings or shall have brought any action in accordance with the terms of the Transaction Agreement to specifically enforce the performance of the terms and provisions thereof, (x) for the period during which such proceedings are pending plus 20 business days or (y) by such other time period established by the court presiding over such proceedings, as the case may be.

Purchaser expressly reserves the right, to the extent permitted by the applicable legal requirements, (i) to waive any Offer Condition (other than the Minimum Condition, the Absence of Legal Constraint Condition, the Regulatory Condition and the Termination Condition), and (ii) modify any of the other terms of the Offer not inconsistent with the terms of the Transaction Agreement; except that, without the prior written consent of Global Blue, Purchaser will not, and Shift4 will cause Purchaser not to, (A) reduce the number of Global Blue Shares subject to the Offer, (B) change the Common Shares Consideration, the Series A Consideration or the Series B Consideration, (C) waive any Offer Condition, except as and only to the extent expressly permitted pursuant to the Transaction Agreement, (D) impose conditions or requirements to the Offer other than the Offer Conditions (as described in the Offer to Purchase), (E) amend, modify or supplement any Offer Conditions in a manner (1) adverse to the holders of Global Blue Shares (in their capacity as such) or (2) that would prevent, materially delay or impair the ability of Shift4 or Purchaser to consummate the Offer (F) terminate, extend or otherwise amend or modify the Expiration Time in a manner other than as required or permitted by the Transaction Agreement, or (G) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as soon as practicable by public announcement thereof. In the case of an extension of the Offer, such announcement will be made no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Time. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Global Blue Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Global Blue Shares pursuant to the Offer. Upon the terms and subject to the Offer Conditions, payment for Global Blue Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Consideration for such Global Blue Shares with the Depositary, for the purpose of receiving payments from Purchaser and transmitting payments to tendering shareholders whose Global Blue Shares have been accepted for payment. Under no circumstances will interest with respect to the Global Blue Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment for Global Blue Shares.

No alternative, conditional or contingent tenders will be accepted.

In order for a Global Blue shareholder to validly tender Global Blue Shares pursuant to the Offer, the shareholder must follow one of the following procedures:

•

If you are a holder and you hold Global Blue Shares directly in your name in book-entry form in an account with Global Blue’s transfer agent, Equiniti Trust Company LLC, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and tax forms, must be received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase before the Expiration Time. If you hold your shares in book-entry at the Depository Trust Company (“DTC”), you are not obligated to submit a Letter of Transmittal, but you must (1) submit an Agent’s Message (as defined in the Offer to Purchase) and (2) deliver your Global Blue Shares according to the DTC book-entry transfer procedures described in the Offer to Purchase before the Expiration Time; or

•

If you hold Global Blue Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Global Blue Shares be tendered.

Purchaser is not providing for guaranteed delivery procedures. Therefore, holders of Global Blue Shares must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Time. Holders of Global Blue Shares must tender their Global Blue Shares in accordance with the procedures set forth in the Offer to Purchase and the Letters of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

Global Blue Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time on or before the Expiration Time. In addition, pursuant to Section 14(d)(5) of the Exchange Act, the Global Blue Shares may be withdrawn at any time after May 20, 2025, which is the 60th day after the date of the Offer, unless prior to that date Purchaser has accepted for payment the Global Blue Shares tendered in the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase and such notice of withdrawal must specify the name of the person who tendered the Global Blue Shares to be withdrawn, the number and series of Global Blue Shares to be withdrawn and the name of the registered holder of such Global Blue Shares to be withdrawn, if different from the name of the person who tendered such Global Blue Shares. If Global Blue Shares have been tendered according to the procedures for book-entry transfer of Global Blue Shares held through the DTC (as defined in the Offer to Purchase), any notice of withdrawal must also specify the name and number of the account at the DTC to be credited with the withdrawn Global Blue Shares and otherwise comply with the DTC’s procedures.

Withdrawals of tendered Global Blue Shares may not be rescinded, and any Global Blue Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Global Blue Shares may be retendered by following one of the procedures described in the Offer to Purchase at any time on or before the Expiration Time.

Purchaser will resolve all questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal. Purchaser reserves the right to reject all notices of withdrawal determined not to be in proper or complete form or to waive any irregularities or conditions and tendering shareholders of Global Blue Shares will have the right to challenge our determination in a court of competent jurisdiction. No notice of withdrawal will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Purchaser, Shift4, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Global Blue has provided Purchaser and Shift4 with its shareholder list and security position listings for the purpose of disseminating the Offer to holders of Global Blue Shares. The Offer to Purchase and the Letters of Transmittal will be mailed to record holders of Global Blue Shares whose names appear on Global Blue’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Global Blue Shares, to brokers, dealers, commercial banks, trust companies and other persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Global Blue Shares.

The receipt of cash by United States Holders (as defined in the Offer to Purchase) in exchange for Global Blue Shares pursuant to the Offer or the Merger, as applicable, will generally be a taxable transaction for U.S. federal income tax purposes. In general, and subject to the “passive foreign investment company” rules discussed in the Offer to Purchase, each United States Holder will recognize gain or loss in an amount equal to the difference, if any, between such United States Holder’s adjusted tax basis in the Global Blue Shares tendered into the Offer or exchanged in the Merger and the amount of cash received for such Global Blue Shares (determined before deduction of any applicable withholding taxes).

The receipt of cash by Swiss tax resident shareholders of Global Blue Shares in exchange for Global Blue Shares pursuant to the Offer or the Merger, as applicable, depends on whether the Global Blue Shares formed part of the private assets (Privatvermögen) or part of the business assets (Geschäftsvermögen) prior to the Offer or the Merger. Swiss tax resident shareholders holding their Global Blue Shares as private assets may realize a tax-exempt private capital gain or a non-tax-deductible capital loss. Swiss tax resident shareholders holding their Global Blue Shares as business assets or who are classified as professional securities dealers (gewerbsmässiger Wertschriftenhändler) realize either a taxable capital gain or a tax-deductible capital loss depending on the relevant income tax value of their Global Blue Shares pursuant to general principles of Swiss personal and corporate income taxation.

Holders of Global Blue Shares should consult with their tax advisors as to (i) the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under other U.S. federal tax laws (including estate and gift tax laws), under the laws of any state, local or non-U.S. taxing jurisdiction or under any applicable tax treaty and (ii) the application of the Swiss tax laws to their particular situations as well as any tax consequences arising under other Swiss laws, in each case in connection with the tender of Global Blue Shares into the Offer or having Global Blue Shares converted into the right to receive cash in the Merger.

The Offer to Purchase, the Letters of Transmittal and Global Blue Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Board of Directors of Global Blue with respect to the Offer and the reasons therefor) contain important information. Shareholders should carefully read these documents in their entirety before making a decision with respect to the Offer.

Questions or requests for assistance or copies of the Offer to Purchase, the Letters of Transmittal, and other tender offer materials should be directed to D.F. King & Co, Inc. (the “Information Agent”) at its telephone numbers and address set forth below. Such copies may be furnished at Purchaser’s expense. Additionally, copies of the Offer to Purchase, the Letters of Transmittal and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. Shareholders may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Purchaser will not pay any fees or commissions on the sale of Global Blue Shares to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Global Blue Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Shareholders may call toll free:

(800) 283-2170

Shareholders may email:

gb@dfking.com

Banks and Brokers may call:

(212) 380-6982

March 21, 2025